Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

September 14, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sherry Haywood

Re:	XCraft Enterprises, Inc. Draft Offering Statement on Form 1-A Submitted July 27, 2020 File No. 024-11281

Dear Ms. Haywood:

This letter is submitted on behalf of our client, Xcraft Enterprises, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed June 26, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated August 20, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Form 1-A

Part I

Item 1.  Issuer Information

Financial Statements, page 1

1.Comment: The net income line item appears to show the operating loss, rather than the net loss from the audited financial statements. Please revise this line item as appropriate.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Outstanding Securities, page 1

2.Comment:  You disclose that warrants and stock options are debt securities. Please revise the disclosure as appropriate.

Response:  We have revised Part I in accordance with the Staff’s comments.

Part II and III

General, page 1

3.Comment:  To the extent that you elect to use the extension of time accommodation to delay complying with any new or revised financial accounting standard, pursuant to Part F/S(a)(3) of Form 1-A of Regulation A, please disclose this election in your offering statement.

Response:  We are not electing to use the extension of time accommodation to delay complying with any new or revised financial accounting standard, pursuant to Part F/S(a)(3) of Form 1-A of Regulation A.

Offering Statement Cover Page, page 2

4.Comment:   You disclose the offering of up to 895,140 shares of Class B common stock and 134,271 bonus shares. Please confirm that the 134,271 bonus shares are included in the 895,140 shares in this offering or revise your offering statement to include the total number of shares in this offering.

Response:   The 134,271 bonus shares are not included in the 895,140 shares in this offering, and we have revised the offering circular in accordance with the Staff’s comments.

5.Comment:  You disclose that you will issue StartEngine Primary a warrant to purchase a number of Class B Shares, equal to 5% of the shares purchased in this offering. Please disclose the maximum amount of Class B Common Shares that StartEngine Primary may obtain upon the exercise of the warrant and disclose the terms of the exercise of the warrant. Please tell us whether the exercise of the warrant may be used to purchase shares in this offering. Please file the form of warrant as an exhibit.

Response:  The exercise of the warrant shall not be used to purchase shares in this offering.  We have revised the offering circular in accordance with the Staff’s comments.

6.Comment:  You disclose that the Class B shares are to be offered at a fixed price of $7.82 per share, plus $0.27370 per share which each investor shall pay directly to StartEngine Primary as a commission. Please revise the fixed price per Class B share to reflect the total amount that investors will pay, including commissions. Please update the price throughout the offering statement, including in Item 4 of Part I.

Response:  We have revised the offering circular and Item 4 of Part I, in accordance with the Staff’s comments.

7.Comment:  Please revise the table to disclose only the commissions paid by you. We note that commissions paid by other persons must be briefly identified in a footnote to the table with a cross-reference to a more complete description elsewhere in the offering circular.  See Instruction 2 to Item 1(e) of the Form 1-A.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

8.Comment:  We note your disclosure in footnote 1 to the table that investors shall pay a cash commission of 3.5% to StartEngine Primary on sales of securities into states in which it is registered, which is not reflected in the table. Please provide more information with respect to this commission, including whether this is in addition to the $0.27370 per share and how investors can ascertain whether they will be required to pay such commission.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Risk Factors

Our sole officer and a director, owns a majority of our voting shares., page 12

9.Comment:  Please describe the beneficial ownership and voting power held by Mr. Claridge after the offering and disclose the percentage of outstanding shares that Mr. Claridge must keep to continue to control the outcome of matters submitted to stockholders for approval.L

Response:  We have revised the offering circular in accordance with the Staff’s comments.

The subscription agreement includes an exclusive venue provision., page 12

10.Comment:  Please disclose whether the exclusive forum provision in the Subscription Agreement applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:  The Offering Circular and the subscription agreement disclose that the exclusive forum provision does not apply to claims arising under securities laws.

Process of Subscribing, page 17

11.Comment:  Please disclose whether you or investors will pay the wire, debit card, credit card or electronic funds transfer via ACH fees to invest in this offering. In addition, please describe how the $0.27370 per share fee will be paid. Finally, please indicate whether, if a subscription is rejected, investors will be refunded the $0.27370 per share fee.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Investor Perks, page 18

12.Comment:  Please describe the bonus shares received by investors. In this regard, please confirm, if true, that there are a maximum of 134,271 bonus shares in this offering. Please confirm how you will award the bonus shares if the number of bonus shares requested by subscribers exceeds the maximum. Also, please confirm that investors will be informed how many bonus shares they would actually receive, if any, and could then decide whether or not to invest in the offering. To the extent that any investor would otherwise be eligible to receive bonus shares but for the fact that you had already issued all 134,271 bonus shares, please confirm that you will inform these investors that they will not receive the full amount of bonus shares, or any, and confirm that they will be given the opportunity to decide whether or not to invest in the offering.

Response:   The maximum number of bonus shares that can be awarded, i.e., 134,271, is the number that would be awarded if the offering is fully subscribed, and all investors qualify for the maximum number of bonus shares.  Therefore, the number of bonus shares awarded to subscribers cannot exceed the maximum, and any investors eligible to receive bonus shares shall receive them.  We have otherwise revised the offering circular in accordance with the Staff’s comments.

Use of Proceeds, page 19

13.Comment:  You disclose that $827,000 of the proceeds from this offering will be used for debt reduction. Please describe the material terms of the indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. See Item 6 to Form 1-A.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Interests of Management and Others in Certain Transactions, page 30

14.Comment:  You disclose your loan to Mr. Claridge and we note Section 5.16 of your bylaws.  Please tell us why you believe the extension and maintenance of this credit arrangement is not prohibited by Section 13(k) of the Exchange Act, if this is your view.

Response: We do not believe that the credit arrangement with Mr. Claridge is prohibited by Section 13(k) of the Exchange Act. Section 13(k) applies to “issuers” as defined in Section 2 of the Sarbanes Oxley Act. Section 2(7) of the Sarbanes Oxley Act defines “issuer” as “an issuer (as defined in section 3 of the Securities Exchange Act of 1934 (15 U.S.C. 78c)), the securities of which are registered under section 12 of that Act (15 U.S.C. 78l), or that is required to file reports under section 15(d) (15 U.S.C. 78o(d)), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (15 U.S.C. 77a et seq.), and that it has not withdrawn.”  Because we are not an SEC-reporting company, Section 13(k) is not applicable.

Securities Being Offered, page 31

15.Comment:  You disclose that the holders of Class B Shares have no voting rights, except as provided under Delaware law, which includes the right to vote on an amendment to your Certificate of Incorporation if the amendment would increase or decrease the par value of the Class B Shares, or alter or change the powers, preferences, or special rights of the Class B Shares, so as to affect them adversely. Please disclose the number of votes to which Class B stockholders would be entitled per Class B common share, the number of votes required for approval of such matters, and whether Class A and Class B stockholders would vote separately or together as a combined class.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Financial Statements for the Years Ended December 31, 2019 and 2018

Statements of Income, page F-4

16.Comment:  Please disclose earnings per share data as provided by Rule 5-03.25 of Regulation S-X and ASC 260-10-50-1.

Response:  Our auditors have revised the financial statements in accordance with the Staff’s comments.

Note 4 – Debt, page F-15

17.Comment:  Please expand your footnote to provide a table detailing each debt obligation, including date of maturity, which reconciles to the current and non-current notes payable account balances on your balance sheets for each period presented pursuant to Rule 5-02.22 of Regulation S-X.

Response:  Our auditors have revised the financial statements in accordance with the Staff’s comments.

18.Comment:  Please disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet as provided by ASC 470-10-50-1.

Response:  Our auditors have revised the financial statements in accordance with the Staff’s comments.

Note 6 – Stockholders’ Deficit, page F-18

19.Comment:  Your disclosure states that in 2018 you sold 300,076 shares of Class B common stock for gross proceeds $1,068,271; however, your financial statements do not appear to reflect this transaction. Please revise your financial statements or explain to us how your current presentation is appropriate.

Response:  Our auditors have revised the financial statements in accordance with the Staff’s comments.

Exhibits

20.Comment:  Please have your independent auditors revise their consent to:

•appropriately state the audit report date as April 6, 2020;

•refer to the financial statements of Xcraft Enterprises, Inc. in lieu of the term Franchisor; and

•include the date of the consent, pursuant to Part III, Item 17.11(b) of Form 1-A of Regulation A.20 Page 3

Response:  Our auditors have revised the their consent in accordance with the Staff’s comments.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks